SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8A

AMENDMENT TO
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly known as FSI Low Beta Absolute Return Fund, TEI) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration, for the purposes of reflecting a change in its name, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such amendment to its notification of registration submits the following information:

Name:

FSI Low Beta Absolute Return Fund

Address of Principal Business Office:

FSI Low Beta Absolute Return Fund
3205 South Boston, Suite 1130, Tulsa, OK 74103

Telephone Number (including area code):

(918) 585-5858

Name and Address of Agent for Service of Process:

Gary W. Gould, Chief Executive Officer
FSI Low Beta Absolute Return Fund
3205 South Boston, Suite 1130, Tulsa, OK 74103

With a copy to:

Scot E. Draeger, Esq.
Bernstein, Shur, Sawyer, & Nelson, P.A.
100 Middle Street
Portland, ME 04101

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:   Yes [X]   No [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Tulsa and the State of Oklahoma on the 21st day of September, 2012.

FSI Low Beta Absolute Return Fund
By:	/s/ Gary W. Gould
Gary W. Gould
Trustee, Chief Executive Officer, Treasurer, Secretary and Chief Compliance Officer